UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                                 SEC FILE NUMBER
                                                                      0-17250
                          NOTIFICATION OF LATE FILING.
                                                                   CUSIP NUMBER
                                                                    285296 20 8
(Check One):

[ ] Form 10-K   [X] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For period ended: December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable


PART I - REGISTRANT INFORMATION

Full name of registrant:                    GetGo Inc.

Former name if applicable:                  Electrocon International Inc.
                                            GetGo Mail.com, Inc.

Address of Principal Executive              Prosperity Centre
Office (Street and Number)                  8/F, Block B
City, State and Zip Code:                   77 Container Port Road
                                            Kwai Chung
                                            New Territories, Hong Kong

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE.

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q and N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2000 within the prescribed period because the Registrant's auditors have been unable to complete the audit. The Registrant is, therefore, unable to complete the preparation and filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2000, within the prescribed period.


PART IV - OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

     Henry F. Schlueter, Esq.
     (303) 292-3883


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Selected Statement of Operations Data(1) (2)
                            (Stated in U.S. Dollars)

                                          Year Ended      Year Ended
                                         Dec. 31, 1998   Dec. 31, 2000
                                         -------------   -------------
                                           (Audited)      (Unaudited)


         Net Revenues                    $ 17,620,343    $ 12,623,847

         Cost of Sales                   $ 14,477,153    $ 10,500,204

         Gross Profit on Sales           $  3,143,190    $  2,123,643

         Operating Expenses              $  4,219,841    $  4,241,977

         Income (Loss) from
            Operations                   $ (1,076,651)   $ (2,118,334)

         Interest Income                 $    220,875    $    162,484

         Interest Expense                $   (515,164)   $   (355,829)

         Loss on Disposal of
               a Business                $    (49,255)   $       --

         Share of Losses of an
            Affiliated Company           $     (2,234)   $       --

         Other Income                    $     85,309    $    366,557

         Income (Loss) before
            Income Taxes                 $ (1,337,120)   $ (1,945,122)

         Provision for (Benefits From)
            Income Taxes                 $     (45,472)  $    140,555

         Net Income (Loss)               $  (1,291,648)  $ (2,085,677)

         Earnings (Loss) per
            Common Share                 $    (0.1226)   $    (0.2102)


--------------------------

(1) Reported in accordance with United States generally accepted accounting principles ("GAAP").

(2) Income and expenses are translated into United States dollars at the average rate of exchange in effect during the period. The exchange rate has remained fixed at HK$7.80 to US$1.00 since 1983.

                                   GETGO INC.
                        ---------------------------------
                (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2001                     By: /s/ Derrin Smith
--------------------                     --------------------------
                                         Derrin Smith,  President